SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

PORTA SYSTEMS CORP. (Name of the Issuer)

PORTA SYSTEMS CORP. (Name of Persons Filing Statement)

Common Stock, par value $0.01 per share (Title of Class of Securities)

735647307 (CUSIP Number of Class of Securities)

Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway; 32nd floor
New York, New York 10006
(212) 981-6767
Fax: (212) 930-9725
E-mail: alevitsky@srff.com
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	[X]The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C , or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction [ ]

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

Calculation of Filing Fee
Transaction	Amount of filing fee
valuation $17,000*	$3.40
*Set forth the amount on which the filing fee is calculated and state how it was determined. This amount represents the total payments to be made by the Company to acquire fractional shares pursuant to the reverse split. The fee is 0.02% of this valuation, or $3.40.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

Item 1.    Summary Term Sheet.

Reference is made to “General Information” in the information statement filed by Porta Systems Corp. (the “Company”) with the SEC.

Item 2.    Subject Company Information.

a.	Name and address. Reference is made to the first page of the information statement for the name, address and telephone number of the Company’s principal executive office.

b.
Securities.  Reference is made to the question “How many shares of common stock were outstanding on the date that we received stockholder approval” under General Information in the information statement.

c.
Trading Market and price.  Reference is made to “Market and Market Price of Our Common Stock” under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information as to the market for and trading price of our common stock.

d.
Dividends.  Reference is made to “Market and Market Price of Our Common Stock” under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information as to dividends on our common stock.

e.	Prior public offerings. The Company has not made an unwritten public offering of its securities during the past three years.

f.	Prior stock purchases. The Company has not purchased any of its securities during the past two years.

Item 3.    Identity and Background of Filing Person.

The name, business address and telephone number of the Company, which is the filing party, is set forth on the first page of the information statement.  The other sections in Item 3 are not applicable.

Item 4.    Terms of the Transaction.

a.
Material Terms.  The terms of the transaction, which is a 500-for-one reverse split, are described in the information statement under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock.”

c.	Different Terms. Not Applicable.

d.
Appraisal rights.  Reference is made to “Principal Effects of the Reverse Split” under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information as to the absence of appraisal rights.

e.	Provisions for unaffiliated security holders. None.

f.
Eligibility for listing or trading.  Reference is made to “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information concerning the termination of registration under the Securities Exchange Act and the effect of such termination on the market for the common stock.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.  None.

Item 6.    Purpose of the Transaction and Plans or Proposals.

b.	Use of securities acquired. Not applicable.

c.
Plans.  Reference is made to “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information for information concerning the termination of registration under the Securities Exchange Act.

Item 7.    Purposes, Alternatives, Reasons and Effects.

a.
Purposes.  Reference is made to “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information for information concerning the purposes of the transaction.

b.	Alternatives. Not applicable.

c.
Reasons.  Reference is made to “Reasons for the Reverse Split” under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information for information concerning the reasons of the transaction.

d.
Effects.  Reference is made to “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information for information concerning the effects of the transaction.

Item 8.    Fairness of the Transaction.

a.
Fairness.   Reference is made to “Principal Effects of the Reverse Split” under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information for information concerning the fairness of the transaction.

b.
Factors considered in determining fairness.  Reference is made to “Principal Effects of the Reverse Split” under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information for information concerning the factors considered by the board of directors in approving the reverse split.

c.
Approval of security holders. Reference is made “General Information,” which says that the action has been taken by the Company’s majority stockholders and no further action is required to be taken by security holders.

d.
Unaffiliated representative.  Reference is made to the question “Did we appoint any representative to act on behalf of stockholders who are not affiliates of the Company?” under “General Information,” where the Company states that no representative was appointed to act as representative for the other stockholders.

e.
Approval of directors.  Reference is made to “Reasons for the Reverse Split” under “Approval of the Amendment to our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and (ii) Reduce our Authorized Capital Stock” for information for information concerning the unanimous approval of the reverse split by the board of directors.

f.	Other Offers. Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations.  Not applicable.

Item 10.  Sources and Amounts of Funds or Other Consideration.

a.
Source of funds.  Reference is made to “Who is paying the cost of this information statement and the payments for fractional shares in the reverse split” under “General Information” in the information statement for information as to source of funds.

b.	Conditions. Not applicable.

c.
Expenses.  Reference is made to “Who is paying the cost of this information statement and the payments for fractional shares in the reverse split” under “General Information” in the information statement for information as to the nature of expenses relating to the information statement and reverse split.

d.	Borrowed funds. Not applicable.

Item 11.  Interest in Securities of the Subject Company.  Not applicable.

Item 12.  The Solicitation or Recommendation.  Not applicable.

Item 13.  Financial Statements.  Reference is made to the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the six months ended June 30, 2009.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.  Not applicable.

Item 15.  Additional Information.  Not applicable.

Item 16.  Exhibits.  Reference is made to the information statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2009	PORTA SYSTEMS CORP. By: /s/ Edward B. Kornfeld Edward B. Kornfeld, Chief Executive Officer